WASHINGTON TRUST BANCORP, INC.

Filed via EDGAR and Federal Express

April 27, 2009

Mr. Todd Schiffman
Assistant Director
Financial Services Group
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:	Washington Trust Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-32991 (formerly 000-13091)

Dear Mr. Schiffman:

This letter is submitted on behalf of Washington Trust Bancorp, Inc. (the “Company” or “Washington Trust”) in response to the comments of the staff (the “Staff”) of the Financial Services Group of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter dated April 13, 2009 (the “Comment Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, File Number 000-13091, which was filed with the Commission on February 27, 2009 (the “Form 10-K”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the responses below each numbered comment.  In this letter, the Company’s wholly-owned subsidiary bank, The Washington Trust Company, is referred to as the “Bank”.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Commercial Loans, pages 44-45

Comment Number 1:

Tell us and expand the MD&A discussion in future filings to address the trend in commercial loans in light of national and economic conditions.  Refer to Item 303 of Regulation S-K and Section 501.02 of the Financial Reporting Codification.  In addition, specifically address any changes in the business model or changes in underwriting standards that could be underlying the growth in commercial loans in the past two years.

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
Page  of 2 of 11

Response to Comment Number 1:

The following response is submitted with respect to the conditions in effect as of December 31, 2008 and for the periods addressed in the Form 10-K MD&A.

Commercial lending represents a significant portion of the Bank’s loan portfolio.  Beginning in 2007, as deteriorating conditions in the economy caused a decline in residential and consumer loan demand, the Bank experienced increased demand for commercial mortgage and other commercial loans in large part due to decreased lending activity by larger institutions in its lending area  As a result, the Bank sought to selectively expand its commercial lending relationships with new and existing customers while at the same time maintaining its traditional commercial lending underwriting standards.  Total commercial loans increased from 40% of total loans at December 31, 2006 to 43% at December 31, 2007 and 48% at December 31, 2008.  With respect to commercial mortgage lending, management believes that the portfolio growth is in large part attributable to enhanced business cultivation efforts with new and existing borrowers.  With respect to other commercial loans (commercial and industrial, loans to small businesses), management believes that the portfolio growth is in large part attributable to the Bank’s success in attracting commercial borrowers from larger institutions in its regional market area.  Management believes that continued deterioration in national and regional economic conditions may cause some reduction in commercial loan demand and loan origination activity in 2009.

Management believes that the growth in the commercial portfolio was achieved while maintaining the Bank’s overall prudent commercial lending underwriting standards, interest rates and levels of interest rate risk.  During this period, management has continued to refine its underwriting standards in light of deteriorating national and regional economic conditions including such matters as market interest rates, energy prices, trends in real estate values, and employment levels.  Based on management’s assessment of these factors, underwriting standards and credit monitoring activities were enhanced from time to time in response to changes in these conditions, particularly in the latter part of 2007 and continuing throughout 2008.  Examples of such revisions and monitoring activities include clarification of debt service ratio calculations, modifications to loan to value standards for real estate collateral, formalized watch list criteria, and enhancements to monitoring of commercial construction loans.  Management expects to continue to evaluate underwriting standards in light of continuing changes in national and regional economic conditions in 2009.

Expanded MD&A discussion of this nature will be presented in the Company’s future filings.

Financial Statements
Note 4 – Securities, page 80

Comment Number 2:

We note the significant unrealized losses related to your individual name issuer and pooled trust preferred securities at December 31, 2008.  We have the following comments:

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
Page  of 3 of 11

•
Please provide us with a detailed analysis of the securities impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.  Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end.  We may have further comment based on your response; and

•
Please provide us, and consider disclosing in all future filings, a table detailing the following information for your trust preferred securities:  deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future deferrals and defaults.

Response to Comment Number 2:

The Company’s evaluation of the impairment status of individual name and pooled trust preferred securities includes various considerations in addition to the degree of impairment and the duration of impairment, as outlined below.

In the case of the individual name issuers, all of which are banking companies, we reviewed the reported regulatory capital ratios of the issuers as well as the capital ratio information reported as of December 31, 2008 in connection with the preparation of the financial statements included in the Form 10-K.  In all cases, the regulatory capital ratios were deemed to be well in excess of the regulatory minimums.  Credit ratings were also taken into consideration in our assessment of these issuers.  This includes ratings in effect as of the reporting period date as well as credit rating changes between the Company’s reporting period date and the filing date of the Form 10-K, with particular emphasis on downgrades to below investment grade.  Where available, credit ratings from multiple rating agencies are obtained and rating downgrades are specifically analyzed.  Our review process for these credit-sensitive holdings includes a periodic review of the underlying fundamentals of each issuer and we also take into consideration various analyst reports and news reports on the named issuers, such as information concerning an issuer’s status regarding the approval for or receipt of the U.S. Treasury Troubled Asset Relief Program (“TARP”) funding and information on the issuers from such sources was taken into consideration through the filing date of the Form 10-K.  Each of the individual name issuer securities were current with respect to interest payments.  We do not believe that any single component of the information referred to in this response is overriding in importance, but rather the totality of the evidence available was considered based on our evaluation of the facts and circumstances relating to each issuer, in forming a conclusion to support a realizable value equal to or greater than the carrying value of the investment and that all principal and interest payments for these individual issuer trust preferred securities would be collected according to their contractual terms.

With respect to the pooled trust preferred securities, in addition to credit ratings of the securities, we reviewed information concerning the actual and forecasted payment characteristics of the underlying pool participants provided from analysts or pool custodian reports.  Pursuant to the requirements of

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
Page  of 4 of 11

FSP No. 99-20-1, our analysis also included an assessment of the collateral deferrals or defaults required to trigger an interruption in future cash flows for the respective tranche held by the Company as well as the net present value of the anticipated cash flows for the tranche, taking into account both current and projected future deferrals and defaults.  Both pooled securities held by the Company are “mezzanine tranches”; senior to certain tranches within the overall pool structure and junior to other tranches.  A review of the amount of collateral payment deferrals and defaults that would be required to trigger a break in the interest or principal cash flows for each tranche held was also performed.  We used this analysis to assess the probability of future adverse changes in cash flows.  We considered the totality of the evidence available for both holdings, with particular emphasis on the probability of collection of future cash flows in forming a conclusion as to whether there had been an adverse change in cash flows.  Further information concerning this is presented for each holding in notes (c) and (d) to the table labeled “Pooled Trust Preferred Obligations” presented below in this response to Comment Number 2.

The following tables present information concerning the named issuers and pooled trust preferred obligations, including credit ratings.  The Company’s Investment Policy contains rating standards that specifically reference ratings issued by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s (“S&P”).

Named Issuer Securities
$ in Thousands
					Credit Ratings
Named Issuer		Book	Fair	Unrealized	December 31, 2008		Form 10-K Filing Date
(parent holding company)	(a)	Value	Value	Loss	Moody's	S&P	Moody's	S&P

JPMorgan Chase & Co.	2	$9,703	4,864	(4,839)	Aa3	A-	A1	BBB+
Bank of America Corporation	3	5,717	3,071	(2,646)	Aa3	A-	A2	BBB
Wells Fargo & Company	2	5,091	3,289	(1,802)	A2	A- (b)	A1	A (b)
SunTrust Banks, Inc.	1	4,161	2,252	(1,909)	A2	A-	A2	BBB
Northern Trust Corporation	1	1,978	1,050	(928)	A2	A	A2	A-
State Street Corporation	1	1,966	1,725	(241)	A1	A	A2	BBB+
Huntington Bancshares Incorporated	1	1,909	541	(1,368)	Baa1	BBB-	Baa1	BB (c)

Totals		$30,525	16,792	(13,733)

(a)	Number of separate issuances, including issuances of acquired institutions.
(b)	Rating applies to one of the two issuances with a book value of $1,965 and fair value of $914. The second issuance is not rated by S&P.
(c)	Rating is below investment grade.

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
Page  of 5 of 11

Pooled Trust Preferred Obligations
$ in Thousands					Deferrals	Credit Ratings
	Book	Fair	Unrealized	No. of Cos. in	and Defaults	December 31, 2008		Form 10-K Filing Date
Deal Name	Value	Value	Loss	Issuance	(a)	Moody's	S&P	Moody's	S&P

Tropic CDO 1, tranche A4L (c)	$5,004	1,307	(3,697)	40	6.5%	Baa2	(b)	Baa2	(b)
Preferred Term Securities [PreTSL] XXV, tranche C1 (d)	633	633	0	64	11%	Baa2	(b)	Baa2	(b)

Totals	$5,637	1,940	(3,697)

(a)	Percentage of pool collateral in deferral or default status.

(b)	Not rated by S&P

(c)
As of December 31, 2008, a total of $19.5 million of the underlying collateral pool was in deferral or default status, or 6.5% of the total original collateral balance of $300 million.  Third party analysis reports provided by investment valuation consultants containing information regarding cash flow forecasts, default rates, valuation assumptions and other matters and other information reported by the pooled instrument trustee that was available to the Company at the time of the Company’s Form 10-K filing indicated that, based on estimates with regard to timing of deferrals and defaults and potential future recovery of deferred payments, a total of $71.2 million in pool deferrals and defaults would be necessary to cause a temporary interruption in interest payments and a total of $108.7 million in pool default would be necessary to cause a condition under which the Company would not receive all contractual amounts due under the instrument.  The third party analysis reports projected a likely range of $52 million to $63 million in deferral or default pool participant collateral.  Therefore, there was excess subordination of approximately $46 million to $56 million, or 16% to 20% of the total pool collateral, beyond the expected level of future deferrals and defaults.  Management assessed the information presented in the third party analysis reports and concluded that the assumptions were appropriate and determined that it was probable that all contractual cash flows would be collected.  The tranche instrument held by the Company was current with respect to its quarterly debt service (interest) payments and was classified as investment grade as of the Form 10-K filing date.  Combined with the Company’s ability and intent to hold this security until full recovery of value, it was determined that no other-than-temporary impairment charge on this security was necessary.

Information that became available in late March and early April in third party analysis reports prepared by investment valuation consultants and from the pooled instrument trustee, subsequent to the Company’s Form 10-K filing date, indicates an adverse change in the expected cash flows for this instrument. Third party pricing models as of March 31, 2009 include forecasts indicating that the Company will not receive all contractual amounts due under the instrument, based on estimates with regard to timing of deferrals and potential future recovery of deferred payments. The balance of collateral in deferral or default status as of the date hereof is $52.5 million. The

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
Page  of 6 of 11

quarterly interest payment on the tranche instrument held by the Company was paid as scheduled on April 15, 2009. We also note that this instrument was downgraded to a below investment grade rating of “Caa3” by Moody’s on March 25, 2009. The Company has concluded that these conditions warrant a conclusion of other-than-temporary impairment for this holding as of March 31, 2009 and will recognize an other-than-temporary impairment charge of $3.603 million pursuant to the provisions of FASB Staff Position FAS 115-2 and FAS 124-2, which the Company intends to early adopt as of March 31, 2009. The credit loss portion of the impairment charge is $1.350 million.

(d)
As described in Footnote 4 to the 2008 Consolidated Financial Statements, this security began deferring interest payments until future periods and the Company recognized an other-than-temporary impairment charge at December 31, 2008 on this security in the amount of $1.859 million.  A total of $95 million of the underlying collateral pool was in deferral or default status, or 11% of the total original collateral pool of $877.4 million.  The tranche instrument held by the Company had deferred the quarterly interest payment due in December 2008.  Information available to the Company from third party analysis reports prepared by investment valuation consultants and from the pooled instrument trustee at the time of the Company’s Form 10-K filing indicated that an additional $144 million of pool default would be necessary to cause a condition under which the Company would not receive all amounts due under the instrument, including collection of accumulated interest.  Based on our assessment of the facts associated with this instrument, including the deferral of the fourth quarter quarterly interest payment, we concluded that the other-than-temporary impairment charge was appropriate at December 31, 2008.

We confirm that the Company will present information consistent with the tables included in this response in future filings.

Comment Number 3:

We note your disclosure that four of your individual name issuer trust preferred securities were downgraded to below investment grade subsequent to December 31, 2008.  Please tell us how you determined that the securities impairment was temporary at December 31, 2008 considering the fact that the securities were downgraded below investment grade subsequent to year end.  This downgrade appears to be a critical and compelling piece of evidence considering the definition of below investment grade credit rating states that there is a high or substantial credit risk and that the security has speculative elements or is considered speculative.

Response to Comment Number 3:

The rating downgrades subsequent to December 31, 2008 relate to four obligations of two separate named issuers.  The Company’s analysis of the impairment status of these securities prepared prior to the filing date of the Form 10-K included consideration of the rating downgrades for both issuers.

Specifically, various debt obligations of Bank of America Corporation (“Bank of America”), including the Company’s trust preferred debt holdings, were downgraded to “BB” (below investment

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
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grade) by the Fitch rating agency on February 6, 2009.  While the Company primarily considers credit ratings issued by Moody’s and S&P under its Investment Policy, management considered this factor in its evaluation of the credit status of Bank of America.  Management’s evaluation included assessment of Bank of America’s debt service and preferred stock dividend payment history as well as its capital position, liquidity position and recent financial operating results as reported in press releases and other information sources.  Among other factors, it was noted that Bank of America issued $9.8 billion in common stock in the fourth quarter of 2008, received $25 billion in TARP funding in the fourth quarter of 2008 and received permission to issue a further $15 billion in preferred stock pursuant to the TARP Capital Purchase Plan in the first quarter of 2009.  We also considered that Bank of America’s regulatory capital position was “well capitalized” as of December 31, 2008.  Management also noted that its Bank of America trust preferred debt holdings were classified as investment grade by both Moody’s and S&P as of the Form 10-K filing date.  Notwithstanding the rating downgrade to below investment grade status by the Fitch rating agency and the credit risk and speculative aspect that may be implied by or associated with a below investment grade rating, management concluded that it is probable that all contractual payments on the Bank of America obligations will be received, the Company has the ability and intent to hold these securities until full recovery of value and that the impairment of the Bank of America trust preferred debt was not other-than-temporary at December 31, 2008.

The Company also considered the January 26, 2009 rating downgrade to “BB+” (below investment grade) announced by S&P on the Huntington Bancshares Corporation (“Huntington”) trust preferred debt holding.  The rating downgrade followed a January 22, 2009 announcement by Huntington of a significant fourth quarter net loss, including a recognition of significant credit losses associated with a consumer finance subsidiary, market-related losses (primarily other-than-temporary impairment charges on certain investment securities), and higher loan loss provisions for the remainder of Huntington’s loan portfolio.  Management considered the rating downgrade to below investment grade status in its evaluation of the credit status of Huntington.  The evaluation included assessment of Huntington’s debt and equity payment history as well as its capital position, liquidity position and recent financial operating results as reported in press releases and other information sources.  Among other factors, it was noted that Huntington received permission to issue and consummated an issuance of $1.4 billion in preferred stock pursuant to the TARP Capital Purchase Plan on November 14, 2008.  Huntington’s reported total risk-based capital ratio was 13.96% as of December 31, 2008.  Its capital ratios were in excess of “well-capitalized” minimum requirements after recognition of these fourth quarter losses.  Management also evaluated a report dated January 23, 2009 issued by an investment banking firm, based on data outstanding as of September 30, 2008, that presented a pro-forma stress test of Huntington’s loan portfolio.  The report concluded that Huntington would maintain “well-capitalized status” assuming elevated loan loss rates.  Our evaluation also considered the liquidity status of Huntington, with recognition of Huntington’s February 3, 2009 announcement of the issuance of $600 million of FDIC-guaranteed Temporary Liquidity Program notes, thereby covering its ability to fund all 2009 unsecured debt obligations.  Management also noted that its Huntington trust preferred debt holdings was classified as investment grade by Moody’s as of the Form 10-K filing date.  Notwithstanding the rating downgrade by S&P and the credit risk and speculative aspect that may be implied by or associated with a below investment grade rating, management concluded that it is probable that all contractual

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
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payments on the Huntington security will be received, the Company has the ability and intent to hold this security until full recovery of value and the impairment of Huntington trust preferred debt was not other-than-temporary at December 31, 2008.  Management also noted a subsequent rating change on February 24, 2009 from “BB+” to “BB” by S&P on this security; this rating change was not considered to be a material factor in the assessment of this security.

Note 14 – Fair Value Measurements
Items Measured at Fair Value on a Recurring Basis, page 99

Comment Number 4:

We note that you use pricing models (independent and third party) to value securities available for sale and derivatives.  Please tell us and revise your future filings to disclose the following:

•	The number of prices you generally obtain per instrument, and if you obtained multiple prices, how you determine the ultimate fair value used in your financial statements;

•	Whether, and if so, how and why, you adjusted prices obtained from the pricing service; and

•	If true, please include an affirmative statement that based on your internal review procedures, the fair values provided by the pricing services are consistent with the principles of SFAS 157.

Response to Comment Number 4:

Investment Securities – As noted in the referenced Note 14 to the 2008 Consolidated Financial Statements, with further clarification provided in the response to Comment Number 5 in this letter, the two pooled trust preferred obligations were classified as Level 3 at June 30, 2008 and subsequent reporting periods.  These were the only investment securities with values determined by pricing models and independent valuations.  The Company has utilized valuations provided by broker dealer/investment banking firms and a third party pricing service, with two valuations provided by such sources on both holdings for the June 30, September 30 and December 31 reporting dates, except that only one such valuation was available for one of the two holdings on June 30, 2008.  Management concluded that the valuations provided from each source were based on sound methodologies and were reasonable and, therefore, a simple average of the values provided from these sources was used for financial reporting purposes at each of these quarterly reporting dates.  For the December 31, 2008 reporting date, the Company also engaged a third party valuation firm to provide additional detailed cash flow and credit analysis of the pooled securities.  The valuation provided by this firm was combined with the values provided by the other sources described previously and a simple average value used for financial reporting was obtained in this manner.

The Company has not adjusted the above prices obtained from these sources.  In addition, pricing information from one other source was provided to us on a third hand basis from an outside party.  We were unable to verify factors used in determining the prices obtained for both pooled trust preferred holdings and found the pricing indications to be significantly below the range of price

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
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indications provided by the pricing sources described above, and for these reasons we excluded this source from our valuation analysis.  Furthermore, we noted that the impact of the exclusion of these prices from the simple average calculations was immaterial, amounting to 0.3% of net income for the year ended 2008 and 0.1% of shareholders’ equity at December 31, 2008.

Our internal review procedures have confirmed that the fair values provided by the referenced sources and utilized by the Company are consistent with the principles of SFAS 157.

Derivatives – Level 3 fair value measurements of derivatives measured on a recurring basis consist of interest rate lock commitments on residential mortgage loans that we intend to sell.  The valuation of these items is determined by management based on internal calculations using external market inputs.  We confirm that this valuation methodology is consistent with the principles of SFAS 157.

We confirm that we will revise future filings to disclose this information.

Comment Number 5:

Reference is made to the table presenting the changes in Level 3 assets and liabilities measured at fair value on a recurring basis.  Please tell us and revise future filings to disclose the following:

•	The Company’s policy for reflecting transfers either into or out of “Level 3” as of the beginning of the period, the end of the period or on the exact date of the transfer.

•	Separately quantify the gain or loss for each type of financial instrument transferred into “Level 3” during the period; and

•	Discuss the specific inputs that became unobservable during the period for transfers into “Level 3” during the period.

Response to Comment Number 5:

The following response is submitted with respect to the amounts disclosed in the table presenting the changes in Level 3 assets and liabilities for the year ended December 31, 2008 on page 100 of the Company’s Form 10-K.

It is the Company’s policy to review and reflect transfers either into or out of “Level 3” as of the financial statement reporting date.

As disclosed on page 20 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, two trust preferred debt securities, in the form of collateralized debt obligations, were transferred from Level 2 to Level 3 classification as of June 30, 2008 due to the lack of current observable market activity as the volume of trading activity declined for these and other structured debt instruments.

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
Page  of 10 of 11

The transfer in and/or out of Level 3 amounting to $5.735 million for the entire 2008 fiscal year, consisted solely of the fair value of these two trust preferred debt securities transferred as of the June 30, 2008 reporting date.  These two securities were not actively traded and due to market illiquidity and inactive markets during the period, the Company utilized third party pricing models and discounted cash flow methodologies to determine their fair value.

The losses included in earnings of $1.859 million consisted solely of the loss on write-down of one of these two trust preferred securities to fair value, which was recognized in the fourth quarter of 2008.

Expanded disclosure of this nature will be presented in the disclosure of changes in Level 3 assets and liabilities in the Company’s future filings.

General

Comment Number 6:

Please use file number 001-32991 instead of 000-13091 in future filings.

Response to Comment Number 6:

File number 001-32991 will be used in future filings.

Other Matter

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *            *            *

Mr. Todd Schiffman
Securities and Exchange Commission
April 27, 2009
Page  of 11 of 11

If you have any inquiries or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (401) 348-1319.

Sincerely,

/s/ David V. Devault

David V. Devault
Executive Vice President, Chief Financial Officer and Secretary